Exhibit 99.4

HARVEST ENERGY TRUST

 Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on May 19, 2009

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at our annual and special meeting of the holders ("unitholders") of ordinary trust units ("trust units") of Harvest Energy Trust (“the Trust” or “Harvest”) to be held on Tuesday, May 19, 2009 in the Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, not less than 2 business days before the time for holding the meeting or any adjournment thereof. Only unitholders of record at the close of business on March 31, 2009 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the trust units and demands that the transferee's name be included on the list of unitholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if the unitholder is a corporation, under corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers of Harvest Operations Corp. As a unitholder, you have the right to appoint a person (who need not be a unitholder) to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name (i.e. you are a “Beneficial Unitholder”). Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the meeting. If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records. Such trust units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such trust units is registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. In the United States, the vast majority of such trust units is registered under the name of The Depository Trust Company or its nominee, Cede & Co., which acts as nominee for many U.S. brokerage firms. Trust units held by a broker or its nominee can only be voted upon the Beneficial Unitholder’s instructions. Without specific instructions, your broker or its nominee is prohibited from voting your trust units.

Applicable regulatory policy requires your broker to seek voting instructions from Beneficial Unitholders in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow to ensure that your units are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on your behalf. The majority of brokers now delegates responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternately, you can call Broadridge's toll-free telephone number or access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to vote your units. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of units to be represented at the meeting. If you receive a voting instruction form from Broadridge, it cannot be used as a proxy to vote trust units directly at the meeting as the proxy must be returned to Broadridge well in advance of the meeting in order to have the trust units voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person to whom you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if the unitholder is a corporation, under corporate seal or by a duly authorized officer or attorney of the corporation. To be effective, the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. Harvest will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Exercise of Discretion by Proxy

The trust units represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the trust units will be voted on any poll in accordance with the specification so made. If you do not provide specific instructions, your trust units will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy that we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual meeting and with respect to any other matters that may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of ordinary trust units, special trust units and special voting units –without nominal or par value. Such units may be issued for such consideration as may be determined by resolution of the Board of Directors of Harvest Operations Corp. (the "Board of Directors" or "Board"). As at March 24, 2009, there were 161,505,296 ordinary trust units and no special trust units or special voting units issued and outstanding.

All references in this information circular – proxy statement to trust units are deemed to be references to ordinary trust units unless indicated otherwise.

As a holder of trust units you are entitled to one vote for each trust unit you own.

To the knowledge of our directors and officers, as at March 24, 2009, no person or company beneficially owned, controlled or directed, directly or indirectly, trust units entitled to more than 10% of the votes which may be cast at the meeting.

As at March 24, 2009, our directors and officers, as a group, beneficially owned, controlled or directed, directly or indirectly, 7,237,698 trust units or approximately 4.5% of the votes to be cast at the meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment of the Trustee

Harvest’s trust indenture provides that the unitholders shall, at each annual meeting, re-appoint or appoint a successor to its Trustee. Accordingly, unitholders will consider an ordinary resolution to re-appoint Valiant Trust Company as Harvest’s trustee to hold office until the end of the next annual meeting. Valiant Trust Company has been Harvest’s trustee since September 27, 2002.

Election of Directors

At the meeting, the unitholders will be asked to fix the number of directors of Harvest Operations Corp. to be elected at the meeting at 8 members and to elect 8 directors.

Management is soliciting proxies, in the accompanying form of proxy, for ordinary resolutions in favour of fixing the Board of Directors at 8 members, and in favour of the election of each of the following nominees as directors:

Dale Blue	John A. Brussa
M. Bruce Chernoff	William A. Friley Jr.
Verne G. Johnson	Hector J. McFadyen
William D. Robertson	John E. Zahary

In the event that a vacancy among such nominees occurs because of death or for any other reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The following pages set out the names of proposed nominees for election as directors, together with their age, place of primary residence, year first elected or appointed as a director, a brief resume, membership on committees of the Board of Directors, attendance at Board and committee meetings during 2008, and directorships of other public entities. The Board of Directors has determined that all of the above nominees, with the exception of John Zahary, are independent within the meaning of National Instrument 58-101 entitled "Disclosure of Corporate Governance

Practices".

Also indicated for each person proposed as a director is the number of Trust Units and Convertible Debentures beneficially owned, or controlled or directed, directly or indirectly, on March 20, 2009 and, as of the same date, the number of Rights held by each director under each of the Trust Unit Incentive Rights Plan and the Unit Award Incentive Plan. See the description of these plans below. The Trust has adopted a Trust Unit ownership requirement under which directors are expected to maintain ownership of at least 5,000 Trust Units, or an equivalent value of Convertible Debentures, while they are directors of Harvest Operations Corp. New directors have five years to acquire the necessary holdings. Non-independent directors are required to meet higher Trust Unit ownership requirements. All directors are currently in compliance with the Trust Unit ownership requirements, with the exception of Messrs. Friley and Robertson, who have two and four years respectively to meet such requirements.

The members of the Board have diverse backgrounds and expertise, and were selected in the belief that the Trust and its unitholders benefit materially from such a broad range of experience and talent. The Board is committed to reviewing the number of directors regularly and currently considers eight directors to be appropriate for the Trust's size and integrated business structure as well as providing an appropriate mix of backgrounds and skills for the stewardship of the Trust. See below for additional information on each director’s individual skills and experience.

Dale Blue

Mr. Blue is an independent consultant with over thirty years experience in financial services. He has served on numerous domestic and international Boards and served as Chairman, President & Chief Executive Officer of Chase Manhattan Bank of Canada and Managing Director of Chase Manhattan Bank in New York until 2001.

		Meetings Attended in 2008:
Toronto, Ontario, Canada
Age: 63		Board of Directors:	4/4
Independent Director
Director Since: 2006		Audit Committee:	5/5

Ownership:

Trust Units:	27	Other Public Board Memberships:
Incentive Rights:	80,000
Convertible Debentures:	81,000	none
Unit Awards:	-
Total Equivalent Trust
Units:	2,176
Total Value of Equity
Holdings(1):	$131

John A. Brussa

Mr. Brussa is a Barrister and Solicitor and has been a Partner of Burnet, Duckworth & Palmer LLP (a law firm) since 1987. He is recognized by his peers as one of the 500 Top Lawyers in Canada and one of the 100 Most Creative Lawyers in Canada. He also has extensive experience in the energy business and was instrumental in developing the energy trust model in 1986. He sits on the board of directors of several Canadian public entities.

Other Public Board Memberships:
Baytex Energy Trust

BlackWatch Energy Services Corp.
Cirrus Energy Corporation
Crew Energy Inc.
Deans Knight Income Corporation
Divestco Inc.
Enseco Energy Services Corp.
Galleon Energy Inc.
Highpine Oil & Gas Limited

		Meetings Attended in 2008:
Calgary, Alberta, Canada
		Board of Directors:	4/4
Age: 52
Independent Director
Director Since: 2002		Compensation & Corporate Governance
		Committee:	2/2
Ownership:
Trust Units:	371,564
Incentive Rights:	90,000
Unit Awards:	3,352	Monterey Exploration Ltd.
Total Equivalent Trust		North American Energy Partners Inc.
Units:	374,916	Energy Savings Income Fund
Total Value of Equity		Orleans Energy Ltd.
Holdings(1):	$1,822,092	Penn West Energy Trust
		Progress Energy Resources Corp.
		Storm Exploration Inc.
		Trafalgar Energy Ltd.
		Yoho Resources Inc.
M. Bruce Chernoff

Mr. Chernoff is Harvest’s Chairman, a Professional Engineer who co-founded Harvest Energy Trust in June 2002 to pursue oil and natural gas development and acquisition opportunities. Since June of 1999, he has been President and Director of Caribou Capital Corp. (a private investment management company). From April 2000 to October 2001, he was Executive Vice President and Chief Financial Officer of Petrobank Energy and Resources Ltd. In 1988, Mr. Chernoff helped found Pacalta Resources Ltd. (a junior oil and natural gas company with operations in Ecuador) and held various senior positions including Executive Vice President and Chief Financial Officer until the company was purchased by Alberta Energy Company Ltd., a predecessor to EnCana Corp., in May 1999 for $1 billion.

		Meetings Attended in 2008:
Calgary, Alberta, Canada
Age: 43		Board of Directors:	4/4
Independent Director
Director Since: 2002		Compensation & Corporate Governance
		Committee:	2/2
Ownership:
Trust Units:	6,443,926	Other Public Board Memberships:
Incentive Rights:	30,000
Unit Awards:	-	Arcan Resources Ltd.
Total Equivalent Trust		Maxim Power Corp.
Units:	6,443,496	BlackWatch Energy Services Corp.
Total Value of Equity		West Energy Ltd.
Holdings(1):	$31,317,480

William A. Friley Jr.

Mr. Friley is currently President and Chief Executive Officer of Telluride Oil and Gas Ltd. and President of Skyeland Oils Ltd. He also serves as Director of OFUM Oilsands Corp. and Silver Star Energy Services. and Chairman of TimberRock Energy Corp. Prior thereto, Mr. Friley was served as President and Chief Executive Officer of Triumph Energy Corporation, as a Director of Mustang Resources Inc., and as Chair of the Canadian Association of Petroleum Producers.

		Meetings Attended in 2008:
Calgary, Alberta, Canada
Age: 57		Board of Directors:	3/4
Independent Director
Director Since: 2006		Compensation & Corporate Governance
		Committee:	2/2
Ownership:
Trust Units:	3,999	Other Public Board Memberships:
Incentive Rights:	80,000
Unit Awards:	928	none
Total Equivalent Trust
Units:	4,927
Total Value of Equity
Holdings(1):	$23,945
Verne G. Johnson

Mr. Johnson’s extensive career in the oil and gas industry has spanned more than 40 years. Since January of 2000, he has been an independent businessman. He also served as Senior Vice President, Funds Management of Enerplus Resources Group from 2000 to 2002. From 1989 until its sale in 1997, Mr. Johnson was President and Director of ELAN Energy Inc. He has also been President of a number of other independent companies in the energy sector.

		Meetings Attended in 2008:
Calgary, Alberta, Canada
Age: 65		Board of Directors:	4/4
Independent Director		Audit Committee:	3/3
Director Since: 2002		Reserves, Safety & Environment
		Committee:	4/4
Ownership:
Trust Units:	9,998
Incentive Rights:	90,000	Other Public Board Memberships:
Unit Awards:	2,254
Total Equivalent Trust		Essential Energy Services Trust
Units:	12,252	Fort Chicago Energy Partners L.P.
Total Value of Equity		Gran Tierra Energy
Holdings(1):	$59,545	Suroco Energy
Hector J. McFadyen

Mr. McFadyen is currently an independent businessman and Director of Hunting PLC, a public U.K.-based international oil services company and Director of Computershare Trust Company of Canada, a private Canadian company that manages the administration of shareholder and employee records from public and private companies throughout North America. Formerly, Mr. McFadyen had been President, Midstream Division, with Alberta Energy Company Ltd. (now EnCana Corporation) from 1995 until 2002.

		Meetings Attended in 2008:
Calgary, Alberta, Canada
Age: 65		Board of Directors:	4/4
Independent Director
Director Since: 2002		Audit Committee:	5/5

Ownership:

Trust Units:	56,997	Other Public Board Memberships:
Incentive Rights:	90,000	Hunting PLC
Unit Awards:	7,716
Total Equivalent Trust
Units:	64,713
Total Value of Equity
Holdings(1):	$302,083

William D. Robertson

Mr. Robertson is a Fellow Chartered Accountant and was formerly the lead oil and gas specialist at Price Waterhouse and PriceWaterhouseCoopers in Calgary. After enjoying a 36-year career with the firm, Mr. Robertson retired from practice in 2002. Prior to this, he served on the CIM Petroleum Society Standing Committee on Reserve Definitions, the Financial Advisory Committee of the Alberta Securities Commission, the working sub committee of the Alberta Securities Commission on Oil and Gas Reporting and the Council of the Institute of Chartered Accountants of Alberta. Mr. Robertson graduated with a Bachelor of Commerce degree from the University of Alberta.

		Meetings Attended in 2008:
Calgary, Alberta, Canada
Age: 64		Board of Directors:	2/2
Independent Director
Director Since: 2008		Audit Committee:	2/2

Ownership:

Trust Units:	2,052	Other Public Board Memberships:
Incentive Rights:	50,000
Unit Awards:	-	Inter Pipeline Fund
Convertible Debentures:	-	Cinch Energy Corp.
Total Equivalent Trust
Units:	2,052
Total Value of Equity
Holdings(1):	$9,973
John E. Zahary

Mr. Zahary is a Professional Engineer with over 25 years of operational and management experience in the oil and natural gas industry, and is currently responsible for Harvest’s overall executive leadership. Mr. Zahary was President and Chief Executive Officer of Viking from April 2004 until its merger with Harvest in February 2006. Prior thereto, he held senior positions at other integrated and upstream oil and gas companies in western Canada. Mr. Zahary has a broad range of industry involvement including Governor of the Canadian Association of Petroleum Producers, past Chair of the Petroleum Technology Research Centre, and ex-President of the Alberta Chamber of Resources.

		Meetings Attended in 2008:
Calgary, Alberta, Canada
Age: 47		Board of Directors:	2/2
Non-Independent Director	(2)
Director Since: 2008		Reserves, Safety & Environment
		Committee:	2/2
Ownership:
Trust Units:	133,103
Incentive Rights:	525,000	Other Public Board Memberships:
Unit Awards:	23,000
Convertible Debentures: $800,000		none
Total Equivalent Trust
Units:	156,103
Total Value of Equity
Holdings(1): $758,661

Notes:

(1)	Includes the value of all Trust Units and Unit Awards using the closing price of Harvest Trust Units as of March 24, 2009.

(2)	Mr. Zahary is a non-independent director because he is the President and Chief Executive Officer of Harvest.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

John A. Brussa was a director of Imperial Metals Limited, a corporation engaged in oil and natural gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies' Creditors Arrangement Act (Canada), which resulted in the separation of its two businesses. The reorganization resulted in the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (subsequently renamed Rider Resources Ltd.). The plan of arrangement was completed in April 2002.

Verne G. Johnson was a director of Mystique Energy Inc., a corporation engaged in oil and gas operations that sought and was granted protection under the Companies' Creditors Arrangement Act (Canada) in April 2007. The corporation sold all of its assets under Court direction in July 2007 and repaid all outstanding debt and creditors.

Other than the items referenced above, to our knowledge, no proposed director: (i) is, or has been in the last ten years, a director, chief executive officer or chief financial officer of an issuer (including the Trust) that, (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Summary Compensation Table - Directors

Each of the directors of Harvest Operations Corp., except for Messrs Chernoff and Zahary, was paid an annual retainer of $20,000, $500 for each Board meeting attended, $500 for each committee meeting attended (if on a date different from a Board meeting date) and was entitled to reimbursement for expenses incurred in carrying out his duties as director. Where applicable, retainer fees were pro-rated for a partial year’s service. The directors are entitled to participate in the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan. The directors do not have a Trust-sponsored retirement program or access to any retirement-related benefits that may be offered by the Trust.

The following table sets forth for the year ended December 31, 2008, information concerning the compensation paid to our directors other than directors who are also Named Executive Officers (as defined under “Executive Compensation – Summary Compensation Table”).

	Fees earned(1)(2)	Option-based awards(3)	Total
Name	($)	($)	($)
Kevin Bennett(4)	9,650	-	9,650
Dale Blue	22,500	20,100	42,600
David J. Boone	23,000	20,100	43,100
John A. Brussa	23,000	20,100	43,100
M. Bruce Chernoff	-	20,100	20,100
William A. Friley, Jr.	22,500	20,100	42,600
Verne G. Johnson	23,500	20,100	43,600
Hector J. McFadyen	22,500	20,100	42,600
William D. Robertson(5)	9,314	20,100	29,414
Total	155,964	160,800	316,764

Notes:

(1)

At the election of the director, fees may be paid in either cash or Unit Awards or a combination thereof. The value of Unit Awards issued to a director in lieu of cash is equal to the amount of the fee divided by the market price of Harvest units on the day of issuance. With the exception of the issue of Unit Awards as payment or partial payment of directors’ fees, no Unit Awards have been issued to Directors. For a description of the Unit Award Incentive Plan, see “Executive Compensation – Description of Unit Award Incentive Plan”.

(2)	Total directors’ fees for the fiscal years ended December 31, 2007 and 2006 were $187,000 and 214,500 respectively.

(3)

Option-based awards consist of Incentive Rights issued pursuant to the Trust Unit Rights Incentive Plan. The value of Incentive Rights has been calculated using the binomial lattice methodology. See note 3 under “Executive Compensation - Summary Compensation Table” for a discussion of how these Incentive Rights have been valued and “Executive Compensation – Description of Trust Unit Rights Incentive Plan” for a description of the Trust Unit Rights Incentive Plan.

(4)	Mr. Bennett did not seek re-election the Board in 2008 and was therefore paid a pro-rated portion of his annual retainer.

(5)	Mr. Robertson was appointed to the Board on August 11, 2008 and therefore paid a pro-rated portion of his annual retainer.

Outstanding Option-Based Awards - Directors

The following table sets forth for each of our directors (other than directors who are also Named Executive Officers) all option-based awards outstanding at December 31, 2008.

			Option-based Awards(1)(2)
		Number of
		securities			Value of
		underlying	Option		unexercised
		unexercised	exercise price	Option	in-the-money
		options	on grant date	expiration	options(3)
Name	Grant Date	(#)	($)	date	($)

Dale Blue	Apr 20, 2006	20,000	36.26	Apr 20, 2011	-
	Dec 18, 2006	15,000	26.17	Dec 18, 2011	-
	Feb 12, 2008	15,000	23.65	Feb 12, 2013	-
	Dec 16, 2008	30,000	10.66	Dec 16, 2013	4,200

David J. Boone	Apr 20, 2006	20,000	36.26	Apr 20, 2011	-
	Dec 18, 2006	15,000	26.17	Dec 18, 2011	-
	Feb 12, 2008	15,000	23.65	Feb 12, 2013	-
	Dec 16, 2008	30,000	10.66	Dec 16, 2013	4,200

John A. Brussa	Mar 28, 2005	10,000	24.69	Mar 28, 2010	13,920
	Apr 20, 2006	20,000	36.26	Apr 20, 2011	-
	Dec 18, 2006	15,000	26.17	Dec 18, 2011	-
	Feb 12, 2008	15,000	23.65	Feb 12, 2013	-
	Dec 16, 2008	30,000	10.66	Dec 16, 2013	4,200

M. Bruce Chernoff	Dec 16, 2008	30,000	10.66	Dec 16, 2013	4,200

William A. Friley, Jr.	Apr 20, 2006	20,000	36.26	Apr 20, 2011	-
	Dec 18, 2006	15,000	26.17	Dec 18, 2011	-
	Feb 12, 2008	15,000	23.65	Feb 12, 2013	-
	Dec 16, 2008	30,000	10.66	Dec 16, 2013	4,200

Verne G. Johnson	Mar 28, 2005	10,000	24.69	Mar 28, 2010	13,920
	Apr 20, 2006	20,000	36.26	Apr 20, 2011	-
	Dec 18, 2006	15,000	26.17	Dec 18, 2011	-
	Feb 12, 2008	15,000	23.65	Feb 12, 2013	-
	Dec 16, 2008	30,000	10.66	Dec 16, 2013	4,200

Hector J. McFadyen	Mar 28, 2005	10,000	24.69	Mar 28, 2010	13,920

			Option-based Awards(1)(2)
		Number of
		securities			Value of
		underlying	Option		unexercised
		unexercised exercise price		Option	in-the-money
		options	on grant date	expiration	options(3)
Name	Grant Date	(#)	($)	date	($)

Hector J. McFadyen	Apr 20, 2006	20,000	36.26	Apr 20, 2011	-
	Dec 18, 2006	15,000	26.17	Dec 18, 2011	-
	Feb 12, 2008	15,000	23.65	Feb 12, 2013	-
	Dec 16, 2008	30,000	10.66	Dec 16, 2013	4,200

William D. Robertson	Sept 2, 2008	20,000	20.89	Sept 2, 2013	-
	Dec 16, 2008	30,000	10.66	Dec 16, 2013	4,200

Notes:

(1)	Option-based awards consist of Incentive Rights granted pursuant to the Trust Unit Rights Incentive Plan.

(2)	Directors are not issued unit-based awards, except if they have elected to be paid all or a portion of their directors’ fees in Unit Awards.

(3)

Calculated based on the difference between the market price of a Harvest unit and the exercise price of the Incentive Right at December 31, 2008. The exercise price of an Incentive Right is reduced monthly after the grant date by an amount not exceeding that month’s distribution. The exercise price an Incentive Right cannot be less than $0.01.

Directors' Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of our directors (other than directors who are also Named Executive Officers) the value of option-based awards and unit-based awards that vested during the year ended December 31, 2008 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2008.

	Option-based awards –	Unit-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value
	year(1)(2)	year(3)(4)	earned during the year
Name	($)	($)	($)
Dale Blue	-	-	n/a
David J. Boone	-	27,000	n/a
John A. Brussa	-	25,500	n/a
M. Bruce Chernoff	-	-	n/a
William A. Friley, Jr.	-	-	n/a
Verne G. Johnson	-	-	n/a
Hector J. McFadyen	-	25,000	n/a
William D. Robertson	-	-	n/a

Notes:

(1)	Option-based awards consist of Incentive Rights granted pursuant to the Trust Unit Rights Incentive Plan.

(2)	Calculated based on the difference between the market price of a Harvest unit on the vesting date and the exercise price of the Incentive Right on the vesting date.

(3)	Unit-based awards consist of Unit Awards granted pursuant to the Unit Award Incentive Plan.

(4)

Calculated by multiplying the number of Unit Awards by the market price of a Harvest unit on the vesting date. These individuals chose to be paid their 2007 directors fees in Unit Awards in lieu of cash.

Appointment of Auditors

At the meeting, unitholders will be asked to appoint the firm of KPMG LLP, Chartered Accountants, as the auditor of the Trust, to hold office until the next annual meeting of unitholders and to authorize the directors to fix their remuneration as such. KPMG LLP has been the Trust’s auditor since 2002.

Approval of Amendment to the Trust Unit Rights Incentive Plan

Unitholders will be asked at the meeting to consider and, if thought fit, pass an ordinary resolution to approve an increase to the maximum number of trust units issuable under our trust unit rights incentive plan (the "Trust Unit Rights Incentive Plan"). A detailed description of the Trust Unit Rights Incentive Plan is set forth under "Executive Compensation - Description of Trust Unit Rights Incentive Plan".

Under the Trust Unit Rights Incentive Plan, the Trust may issue rights to acquire a number of trust units equal to 7% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares. The Trust is proposing to amend the Trust Unit Rights Incentive Plan by increasing the maximum percentage from 7% to 10%.

As of March 24, 2009, the Trust has issued rights to acquire approximately 4.8% of the outstanding trust units to rights holders under the Trust Unit Rights Incentive Plan. These rights represent the right to acquire 7,798,173 trust units. Of those rights, 1,441,500 were issued on February 3, 2006 at a grant price of $37.40, 1,652,300 were issued on December 18, 2006 at a grant price of $26.17, 1,588,722 were issued on February 12, 2008 at a grant price of $23.65, and 3,109,680 were issued on December 16, 2008 at a price of $10.66. Due to the recent economic downturn and the resulting decrease in value of the Trust’s units, most of the rights issued prior to December 2008 no longer form an effective part of the Trust’s long-term incentive program for our employees. It is expected that most of these rights will expire before they accrue any value to the holder. Therefore, the Trust is proposing an increase in the number of rights issuable under the Trust Unit Rights Incentive Plan, such that it may continue to offer its employees an effective and competitive long-term incentive program.

In accordance with the requirements of the Toronto Stock Exchange, an increase in the number of rights issuable under the Trust Unit Rights Incentive Plan must be approved by the holders of a majority of the trust units represented at the meeting and voted on this resolution. Accordingly, at the meeting, the following ordinary resolution will be presented:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF HARVEST ENERGY TRUST, that the amendment of the Trust Unit Rights Incentive Plan as described in the information circular – proxy statement of Harvest Energy Trust dated March 24, 2009 be and the same is hereby authorized and approved.

Approval of Amendments to the Unit Award Incentive Plan

Increase in Number of Awards

Unitholders will be asked at the meeting to consider and, if thought fit, pass an ordinary resolution to approve an increase to the maximum number of trust units issuable under our unit award incentive plan (the "Unit Award Incentive Plan"). A detailed description of the Unit Award Incentive Plan is set forth under "Executives' Compensation" in the section entitled "Description of Unit Award Incentive Plan".

Under the Unit Award Incentive Plan, the Trust may issue awards to acquire a number of trust units equal to 0.5% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares. The Trust is proposing to amend the Unit Award Incentive Plan by increasing the maximum percentage from 0.5% to 1%.

As of March 24, 2009, the Trust has issued awards to acquire approximately 0.4% of the outstanding trust units to award holders under the Unit Award Incentive Plan. Due to the recent economic downturn and the resulting decrease in value of the Trust’s units, the value of the awards has decreased, such that they are no longer sufficient to effectively provide long-term incentives for our employees. Therefore, the Trust is proposing an increase in the number of awards issuable under the Unit Award Incentive Plan, such that it may continue to offer its employees an effective and competitive long-term incentive program.

In accordance with the requirements of the Toronto Stock Exchange, an increase in the number of awards issuable under the Unit Award Incentive Plan must be approved by the holders of a majority of the trust units represented at the meeting and voted on this resolution. Accordingly, at the meeting, the following ordinary resolution will be presented:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF HARVEST ENERGY TRUST, that the amendment of the Unit Award Incentive Plan as described in the information circular – proxy statement of Harvest Energy Trust dated March 24, 2009 (under the heading “Approval of Amendments to the Unit Award Incentive Plan – Increase in Number of Awards”) be and the same is hereby authorized and approved.

Retirement of Participants

Unitholders will also be asked at the meeting to consider and, if thought fit, pass an ordinary resolution to approve an amendment to the Unit Award Incentive Plan as it pertains to the retirement of individuals who hold Unit Awards.

Under the Unit Award Incentive Plan, Unit Awards held by individuals who retire from Harvest vest immediately. This is not consistent with the overall purpose of the Unit Award Incentive Plan, which is to serve only as a long-term incentive for eligible participants. To ensure that participants who voluntarily retire are treated in the same fashion as all other individuals who voluntarily resign (whose vested Unit Awards terminate 30 days after ceasing to be a service provider) the Trust proposes to amend the Unit Award Incentive Plan by deleting (a) the definition of “Retirement”, (b) clause 6(e)(iv) of the Unit Award Incentive Plan and (c) all other references in the Unit Award Incentive Plan to retirement.

In accordance with the requirements of the Toronto Stock Exchange, the amendment to the Unit Award Incentive Plan described above must be approved by the holders of a majority of the trust units represented at the meeting and voted on this resolution. Accordingly, at the meeting, the following ordinary resolution will be presented:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS OF HARVEST ENERGY TRUST, that the amendment of the Unit Award Incentive Plan as described in the information circular – proxy statement of Harvest Energy Trust dated March 24, 2009 (under the heading “Approval of Amendments to the Unit Award Incentive Plan – Retirement of Participants”) be and the same is hereby authorized and approved.

EXECUTIVE COMPENSATION

Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee of the Board of Directors consists of John A. Brussa, M. Bruce Chernoff and William A. Friley Jr. The Compensation and Corporate Governance Committee, which is responsible for establishing and overseeing the administration of Harvest’s compensation program, periodically reviews the Trust’s compensation policy with respect to its executive officers. For additional information on the mandate of the Compensation and Corporate Governance Committee as it pertains to executive compensation, see Section 7 of the section entitled “Corporate Governance Disclosure”.

Compensation Discussion & Analysis

Compensation Strategy

The compensation structure of Harvest consists of salary, benefits, short-term incentive programs and long-term incentive programs. With respect to salaries and benefits, the objective of the Harvest’s compensation philosophy is to set aggregate executive salaries and benefits at competitive levels, relative to individual skill sets, expertise and the peer group. The Compensation and Corporate Governance Committee reviews the completion of operational metrics, strategic objectives and the financial performance of Harvest compared to a peer group currently comprised of oil and gas royalty trusts and companies to determine what performance level has been achieved. Harvest has adopted a strong commitment to a "pay for performance" philosophy throughout the organization and this approach will be reflected in appropriate differentiation in annual grants of short-term incentives and long-term incentives provided to individual members of the executive team. Further, Harvest considers carefully the mix between short-term compensation and long-term compensation granted to the executive with particular concern for the retention features of any long-term incentives granted as well as the alignment of the interests of the executives to those of the Unitholders. All components of executive compensation including base salary, benefits, short-term incentives and long-term incentives are reviewed by the Compensation and Corporate Governance Committee annually to ensure that the above-stated objectives of the plan are met.

Harvest’s compensation structure includes a short-term incentive plan, or annual bonus plan, which offers performance-based incentives relative to the achievement of certain annual objectives. The plan is based on the premise of pay for performance, where performance is measured on a comparable basis to other industry peers. The short-term incentives are paid annually and are based on an evaluation of the Harvest's prior year performance.

Comparisons are made to performance targets specific to corporate operational goals as well as to performance metrics relative to the peer group. These metrics include relative return and total return as compared to the peer group. The performance metrics are weighted and considered relative to the Harvest’s fundamental goal of value creation for its Unitholders. The Committee has the discretion to adjust the final performance factors when considering other qualitative factors relative to building longer-term value for Harvest’s unitholders. Included among the performance metrics used to determine the annual short-term incentive are total return, performance relative to the peer group, and execution of strategic and operational goals and long-term value creation.

Harvest’s compensation plan for the Named Executive Officers consists of a combination of base salary, bonuses and the grant of rights under both the Trust's Unit Rights Incentive Plan and Unit Award Incentive Plan. The Compensation and Corporate Governance Committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other similarly sized Canadian conventional oil and natural gas trusts and oil and natural gas companies with a view to ensuring that such overall compensation packages are competitive. Such information is obtained from the annual Canadian oil and gas industry salaries and benefits survey prepared by Mercer Human Resource Consulting ("Mercer"), a firm of independent consultants that regularly reviews compensation practices in Canada.

The compensation of Named Executive Officers at Harvest is comprised of the following components: base salary, short-term incentives and long-term incentives. These three components support Harvest’s long-term sustainability strategy and the following objectives:

  alignment of executive and unitholders’ interests
  attraction and retention of highly qualified individuals by remaining competitive with Harvest’s peers focus on performance by rewarding executives for the achievement of business objectives and financial results support of retention of key executives for leadership succession

CEO Compensation

The compensation for the President and Chief Executive Officer (“CEO”) is set annually by the Board of Directors. Salary, bonus and grants of Incentive Rights and Unit Awards (both defined below) are determined based on both comparable compensation in the marketplace, as published by Mercer, and individual performance against set objectives.

In particular, the Compensation and Corporate Governance Committee considered a group of industry peers, including the following listed companies, for which comparison was most relevant. In determining this group, the Committee placed emphasis on daily oil and gas production volumes, which provide a reasonable measure of the competitor’s size, and those peers with which Harvest competes for individual talent within the oil & gas industry.

2008 Group of Industry Peers

•	Advantage Energy Income Fund	•	Paramount Energy Trust
•	ARC Energy Trust	•	Pengrowth Corporation
•	Baytex Energy Trust	•	Penn West Energy Trust
•	Bonavista Energy Trust	•	Provident Energy Ltd.
•	Crescent Point Energy Trust	•	Trilogy Energy Trust
•	Enerplus Resources Fund	•	Vermilion Energy Trust
•	NAL Oil & Gas Trust

The Compensation and Corporate Governance Committee reviewed the CEO’s performance in 2008 against several specific corporate and individual goals and objectives. These included goals relating to financial returns, asset quality, production and reserve levels on an absolute and per unit basis, refining output, operating and administrative costs, reserve replacement costs, recycle ratios, oil refining margins, balance sheet strength, and employee and organizational culture issues. In addition, performance was assessed against specific goals concerning safety and environment issues, corporate governance, staff development, and involvement and leadership within industry and the community. Performance in these areas was reviewed on both a stand-alone basis and relative to other oil and gas entities, where applicable. Based on the review, the CEO’s salary, bonus and unit-based compensation were determined accordingly.

Other than the performance measures described above, the Compensation and Corporate Governance Committee has not established additional strict predetermined quantitative performance criteria linked to the setting of the CEO’s salary level or the payment of bonuses.

The committee also reviewed the performance of the other Named Executive Officers in relation to similar goals in their respective areas of responsibility and determined their salaries, bonuses, and unit-based compensation accordingly.

Elements of Compensation

Base Salaries

Base salaries for employees (including the Named Executive Officers) are determined with reference to comparable marketplace salaries, as published by Mercer. Harvest’s base salary structure is competitive with other Canadian independent oil and gas royalty trusts and similar sized oil and natural gas companies and is targeted at the median of Harvest’s peer group. In addition to the information published by Mercer, the amount of base salaries is further adjusted based on an overall determination of the Trust's and the individual's performance. The Compensation and Corporate Governance Committee has not established additional strict predetermined quantitative performance criteria linked to the setting of salary levels.

Short-Term Incentive Program

All employees (including the Named Executive Officers) are eligible to participate in Harvest's annual short-term incentive program, which is designed to reward individual and corporate performance in the form of cash bonus payments. These bonus payments are determined with reference to comparable marketplace amounts, as published by Mercer. Awards are intended to be competitive with Harvest’s peer group if average individual and corporate performance is achieved, and exceed the average if performance is better. The measures used to assess performance include changes in production and reserves per Trust Unit, total unitholder return (capital appreciation plus distributions) and individual contributions to Harvest.

The amount of bonus payments is not set in relation to any specific formula or criterion but is the result of an overall determination of the Trust's and the individual's performance. The Compensation and Corporate Governance Committee has not established strict predetermined quantitative performance criteria linked to the payment of bonuses.

Long-Term Trust Unit Rights Incentive Plan and Unit Award Incentive Plan

Rights are granted under our Trust Unit Rights Incentive Plan and Unit Award Incentive Plan to directors, officers (including the Named Executive Officers), employees and other service providers upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance or special contributions. An annual grant may be made based on individual performance and Harvest’s performance during the most recently completed financial year in relation to expected performance. Additional grants may also be made to replace vested and/or expired rights.

Description of Trust Unit Rights Incentive Plan

A detailed description of the Trust Unit Rights Incentive Plan is attached as Appendix “A” hereto.

As at March 24, 2009, Incentive Rights to acquire 7,798,173 trust units (representing 4.8% of the outstanding trust units) were outstanding and Incentive Rights to acquire 3,507,198 trust units (representing 2.2% of the outstanding trust units) were available for future grants. As at March 24, 2009, the Trust has issued 796,650 trust units (representing 0.5% of the outstanding trust units) pursuant to the exercise of Incentive Rights.

At the Annual and Special Meeting of Unitholders of the Trust held May 20, 2008, the unitholders of the Trust approved the grant of unallocated Incentive Rights under the Trust Unit Rights Incentive Plan and, in addition, approved the following amendments to the Trust Unit Rights Incentive Plan: (a) the fair value of all grants made under the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan to each non-employee director be limited to $100,000 annually; (b) the aggregate number of Incentive Rights granted under the Trust Unit Rights Incentive Plan to all non-employee directors be limited to 1% of the total issued and outstanding trust units; (c) any amendment to non-employee director participation or limits under the Trust Unit Rights Incentive Plan will require unitholder approval; and (d) a reduction in the exercise price or an extension of the term of any outstanding Incentive Rights granted under the Trust Unit Rights Incentive Plan will require unitholder approval.

No other amendments to the Trust Unit Rights Incentive Plan were made during the fiscal year ended December 31, 2008.

Description of Unit Award Incentive Plan

A detailed description of the Unit Award Incentive Plan is attached as Appendix “B” hereto.

As at March 24, 2008, Unit Awards to acquire 622,832 trust units (representing 0.4% of the outstanding trust units) were outstanding and Unit Awards to acquire 184,695 trust units (representing 0.1% of the outstanding trust units) were available for future grants. As at March 24, 2009, the Trust has issued 156,587 trust units (representing 0.1% of the outstanding trust units) pursuant to the exercise of Unit Award rights.

At a Special and Annual Meeting of Unitholders of the Trust held May 22, 2008, the Unitholders approved the grant of unallocated Unit Awards under the Unit Award Incentive Plan and, in addition, approved the following amendments to the Unit Award Incentive Plan: (a) the fair value of all grants made under the Unit Award Incentive Plan and the Trust Unit Rights Incentive Plan to each non-employee director be limited to $100,000 annually; (b) the aggregate number of Unit Awards granted under the Unit Award Incentive Plan to all non-employee directors be limited to 0.1% of the total issued and outstanding trust units; and (c) any amendment to non-employee director participation or limits under the Unit Award Incentive Plan will require unitholder approval.

No other amendments to the Unit Award Incentive Plan were made during the fiscal year ended December 31, 2008.

At a meeting of the Board of Directors on November 12, 2008, the Board resolved to amend the Unit Award Incentive Plan in the manner described above under “Approval of Amendments to the Unit Award Incentive Plan – Retirement of Participants”.

Summary

The Compensation and Corporate Governance Committee believes that long-term unitholder value is enhanced by compensation based upon corporate performance achievements. Through the elements of compensation described above, a significant portion of the compensation for all employees, including the Named Executive Officers, is based on corporate performance as well as industry-competitive pay practices. It is the view of the Compensation and Corporate Governance Committee and of the Board that the compensation granted to the Trust's executive team was consistent with the desired objectives. The industry in which the Trust operates has highly competitive compensation practices and it is a significant challenge to attract and retain qualified senior executives. One of the competitive advantages of Harvest is that it possesses a highly skilled and effective senior management team.

Summary Compensation Table

The following table sets forth for the year ended December 31, 2008 information concerning the compensation paid to our CEO, Chief Financial Officer (“CFO”) and the next three most highly compensated executive officers (or the three most highly compensated individuals acting in a similar capacity) other than the CEO and CFO at December 31, 2008 whose total compensation for the year so ended was more than $150,000 (each a “Named Executive Officer” or “NEO” and collectively the “Named Executive Officers” or “NEO’s”).

Name and principal position	Year	Salary ($)	Unit- based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(5)	Total compensation ($)
					Annual incentive plans(4)	Long- term incentive plans
John Zahary(1)(6) Chief Executive Officer	2008	380,000	68,000	134,000	325,000	-	-	48,645	955,645
Robert Fotheringham(1) Chief Financial Officer	2008	240,000	47,600	80,400	130,000	-	-	33,921	531,921
Robert Morgan(1) Chief Operating Officer, Upstream	2008	240,000	54,400	87,100	165,000	-	-	34,449	580,949
Brad Aldrich(1) Chief Operating Officer, Downstream	2008	240,000	54,400	87,100	165,000	-	-	31,980	578,480
Neil Sinclair Vice President, Operations	2008	185,010	34,000	33,500	70,304			28,441	351,255

Notes:

(1)	Harvest Operations Corp. has entered into employment agreements with each of Messrs Zahary, Fotheringham, Morgan and Aldrich. Please see the section below entitled “Termination and Change of Control Benefits - Employment Contracts” for further details.
(2)	Unit-based awards consist of Unit Awards granted pursuant to the Unit Award Incentive Plan. The value of these awards has been calculated using the binomial lattice methodology. The calculation is based on, among other factors, a unit price of $10.89, a risk-free interest rate of 1.61% and an average expected time to exercise of 4.25 years. Both the method of calculation and the assumptions used are the same as those used by the Trust in calculating its liability under this plan in its consolidated financial statements for the year ended December 31, 2008.
(3)	Option-based awards consist of Incentive Rights issued pursuant to the Trust Unit Rights Incentive Plan. The value of these Incentive Rights has been calculated using the binomial lattice methodology. The calculation is based on, among other factors, a unit price of $10.89, a risk-free interest rate of 1.61% and an average expected time to exercise of 4.25 years. Both the method of calculation and the assumptions used are the same as those used by the Trust in calculating its liability under this plan in its consolidated financial statements for the year ended December 31, 2008.
(4)	The above amounts were paid to each Named Executive Officer shortly after the end of the fiscal year.
(5)	Includes the employer’s contributions to each Named Executive Officer’s savings plan (equal to 10% of salary) and other taxable benefits.
(6)	Mr. Zahary is a director of Harvest Operations Corp., but did not receive compensation for his services as a director.

The total cash compensation (salary plus annual bonus) paid to our CEO, CFO and the next three most highly compensated executive officers whose total compensation was more than $150,000 as a percentage of annual cash flow from operations was 0.33% , 0.22% , and 0.51% for 2008, 2007, and 2006 respectively.

CEO Summary Compensation Statement

CEO Compensation – John E. Zahary

	Total	2008	2007	2006
Annual Compensation
Base Salary	$1,065,750	$380,000	$355,000	$330,750
Variable Compensation
Annual Bonus	$575,000	$325,000	-	$250,000
Incentive Rights Granted	525,000	200,000	175,000	150,000
Value of Incentive Rights(1)	$1,173,925	$134,000	$523,775	$516,150
Unit Awards Granted	23,000	10,000	3,000	10,000
Value of Unit Awards(2)	$343,850	$68,000	$51,750	$224,100
Total Direct Compensation	$3,158,525	$907,000	$930,525	$1,321,000
Savings Plan Contributions	$102,716	$38,000	$35,500	$29,216
Other taxable benefits	$48,028	$10,645	$10,031	$27,352

Total Compensation	$3,309,269	$955,645	$976,056	$1,377,568

As a % of Net Income		0.19	n/a(3)	1.01

As a % of Operating Cashflow		0.14	0.15	0.27

Notes:

(1)	The value of the Incentive Rights is calculated using the binomial lattice methodology.
(2)	The value of the Unit Awards is calculated using the binomial lattice methodology.
(3)	The Trust incurred a net loss in 2007.

Trust Unit Ownership requirements of the CEO

The CEO is expected to maintain ownership of trust units and equivalent value of convertible debentures equal or in excess of three (3) times his annual salary. The CEO is in compliance with the trust unit ownership requirements. The CEO is required to disclose to the Chairman of the Board of Directors and the Compensation and Corporate Governance Committee any intention to dispose of trust units.

As at March 24, 2009, using that day’s closing price of Harvest units, the total value of the CEO’s trust units and Unit Awards was $758,661.

Outstanding Unit-Based Awards and Option-based Awards

     The following table sets forth for each Named Executive Officer all option-based awards and unit-based awards outstanding at the end of the year ended December 31, 2008.

		Option-based Awards(1)				Unit-based Awards(3)
Name	Grant Date	Number of securities underlying unexercised options (#)	Option exercise price at grant date ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of units that have not vested (#)	Market or payout value of unit-based awards that have not vested(4) ($)
John Zahary	Feb 3, 2006	75,000	37.40	Feb 3, 2011	-	-	-
	Dec 18, 2006	75,000	26.17	Dec 18, 2011	-	-	-
	Feb 12, 2008	175,000	23.65	Feb 12, 2013	-	3,000	38,158
	Dec 16, 2008	200,000	10.66	Dec 16, 2013	28,000	10,000	107,849

Robert Fotheringham	Feb 3, 2006	65,000	37.40	Feb 3, 2011	-	-	-
	Dec 18, 2006	65,000	26.17	Dec 18, 2011	-	-	-
	Feb 12, 2008	40,600	23.65	Feb 12, 2013	-	2,500	31,798
	Dec 16, 2008	120,000	10.66	Dec 16, 2013	16,800	7,000	75,494

Robert Morgan	Feb 3, 2006	65,000	37.40	Feb 3, 2011	-	-	-
	Dec 18, 2006	65,000	26.17	Dec 18, 2011	-	-	-
	Feb 12, 2008	90,000	23.65	Feb 12, 2013	-	2,500	31,798
	Dec 16, 2008	130,000	10.66	Dec 16, 2013	18,200	8,000	86,279

Brad Aldrich	June 11, 2007	130,000	32.43	June 11, 2012	-	4,000	56,582
	Feb 12, 2008	90,000	23.65	Feb 12, 2013	-	2,500	31,798
	Dec 16, 2008	130,000	10.66	Dec 16, 2013	18,200	8,000	86,279

Neil Sinclair	Feb 3, 2006	20,000	37.40	Feb 3, 2011	-	-	-
	Dec 18, 2006	20,000	26.17	Dec 18, 2011	-	-	-
	Feb 12, 2008	37,103	23.65	Feb 12, 2013	-	1,038	13,203
	Dec 16, 2008	50,000	10.66	Dec 16, 2013	7,000	5,000	53,924

Notes:
(1)	Option-based awards consist of Incentive Rights issued pursuant to the Trust Unit Rights Incentive Plan.
(2)	Calculated based on the difference between the market price of Harvest units at December 31, 2008 and the exercise price of the Incentive Rights. The exercise price of an Incentive Right is reduced monthly after the grant date by an amount not exceeding that month’s distribution. The exercise price an Incentive Right cannot be less than $0.01.
(3)	Unit-based awards consist of Unit Awards granted pursuant to the Unit Award Incentive Plan.
(4)	Calculated based on the market price of Harvest units at December 31, 2008.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and unit-based awards that vested during the year ended December 31, 2008 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2008.

Name	Option-based awards – Value vested during the year(1)(2) ($)	Unit-based awards – Value vested during the year(3)(4) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Zahary	-	88,866	-
Robert Fotheringham	-	71,093	-
Robert Morgan	-	71,093	-
Brad Aldrich	-	118,106	-
Neil Sinclair	-	29,398	-

Notes:
(1)	Option-based awards consist of Incentive Rights issued pursuant to the Trust Unit Rights Incentive Plan.
(2)	Calculated based on the difference between the market price of Harvest units on the vesting date and the exercise price of the options on the vesting date.
(3)	Unit-based awards consist of Unit Awards granted pursuant to the Unit Award Incentive Plan.
(4)	Calculated by multiplying the number of Unit Awards to be issued by the market price of Harvest units on the vesting date. Note that the Named Executive Officer has the option to trigger issuance of the units on the vesting date or to defer such issuance to any date up to four years after the grant date of the Unit Award.

Termination and Change of Control Benefits

Employment Contracts

Harvest Operations Corp. has entered into employment agreements with each of Messrs Zahary, Fotheringham, Morgan and Aldrich. Under each contract, if an executive is terminated without cause (including pursuant to a "change in control"), such executive is entitled to a cash payment of no less than 15 months of his prior salary, bonus and benefits and no more than 18 months of his prior salary, bonus and benefits, depending on the executive's years of service. A "change of control" is defined as one of (a) a successful "take-over bid" as defined in the Securities Act, (b) the issuance or acquisition of units representing more than 50% of the issued and outstanding units of Harvest, (c) a change in the ownership of Harvest Operation Corp. such that Harvest no longer holds the votes necessary to elect a majority of the Board of Directors, (d) incumbent directors no longer constituting a majority of the Board of Directors, (e) a sale of at least 75% of Harvest Operations Corp.'s assets, (f) the termination of Harvest or a going private transaction, or (g) such other event that, in the opinion of the Board of Directors, should be a change in control.

If an executive resigns or is terminated with just cause, such executive is entitled only to the pro-rated portion of his annual base salary earned up to the date of termination. The executive is not entitled to payment of any bonus that would have related to the year in which the termination occurred.

Termination Payments Table

The following table provides a calculation of the termination payments that would have been made to each of the relevant Named Executive Officers under the terms of their employment contracts (termination with cause as well as termination without cause, including a “change of control”), assuming that the date of termination was December 31, 2008. The table does not include the value of benefits already available to the individual, such as Unit Awards or Incentive Rights that have already vested.

	Termination with Cause	Termination without Cause (including a “change of control”)
Name		Cash Payment ($)	Value of Unit-Based Rights or Awards ($)	Total Value ($)
John E. Zahary	-	927,750	174,007	1,101,757
Robert W. Fotheringham	-	585,750	124,093	709,843
Robert Morgan	-	555,750	136,277	692,027
Brad Aldrich	-	524,875	192,859	717,734
Total	-	2,594,125	627,236	3,221,361

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our Trust Unit Rights Incentive Plan as at December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,037,466	16.74	2,966,583
Equity compensation plans not approved by securityholders	-	-	-
Total	8,037,466	16.74	2,966,583

The following sets forth information in respect of securities authorized for issuance under our Unit Award Incentive Plan as at December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	659,137	n/a	126,867
Equity compensation plans not approved by securityholders	-	n/a	-
Total	659,137	n/a	126,867

Performance Graph

The closing price of the trust units on the TSX on December 31, 2003 was $14.07. The closing price of the trust units on the TSX on December 31, 2008 was $10.50. The following graph illustrates changes from December 31, 2003 to December 31, 2008, in cumulative Unitholder return, assuming an initial investment of $100 in trust units on December 31, 2003 with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the S&P/TSX Energy Trust Index with all dividends and distributions reinvested.

	Dec 31 2003	Dec 31 2004	Dec 30 2005	Dec 29 2006	Dec 31 2007	Dec 31 2008
Harvest Energy Trust	100.00	187.94	342.29	277.57	256.30	158.74
S&P/TSX Composite Index	100.00	114.48	142.10	166.63	183.01	122.61
S&P/TSX Energy Trust Index	100.00	130.51	194.96	187.71	193.83	141.36

As noted in the discussion above, the Compensation and Corporate Governance Committee considers a number of factors in determining compensation for the CEO and the other Named Executive Officers. While cumulative unitholder return is a measure that the committee considers, it is only one of many factors used in determining compensation levels. Accordingly, there is no direct correlation between cumulative unitholder return for any particular year and executive compensation levels.

AUDIT COMMITTEE

The audit committee is composed of William D. Robertson, Hector J. McFadyen, and Dale Blue. All of the Audit Committee members are independent directors, as defined in Multilateral Instrument 52-110 – Audit Committees.

Multilateral Instrument 52-110 – Audit Committees provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Trust's financial statements. All of the members of the Audit Committee are "financially literate" under the definition set out above.

Additional information in respect of the Audit Committee of Harvest Operations Corp. is contained in Appendix C and D to the Trust's Annual Information Form dated March 27, 2009, which is available on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure that is prescribed by NI 58-101.

The prescribed corporate governance disclosure for Harvest is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

The corporate governance structure of Harvest is not the same as for a corporation. Harvest Operations Corp., by agreement with the Trustee of the Trust, is responsible for the overall governance of Harvest. Harvest Operations Corp. is, in turn, managed by the Board of Directors of Harvest Operations Corp. (the "Board of Directors" or the "Board"). The Board of Directors is, in effect, responsible for the overall stewardship and governance of Harvest, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Harvest's current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

(1)	Board of Directors

	(a)	Disclose the identity of directors who are independent.

The Board of Directors has determined that the following eight (8) directors of Harvest Operations Corp. are independent:

M. Bruce Chernoff John A. Brussa Verne G. Johnson Hector J. McFadyen Dale Blue David J. Boone William A. Friley Jr. William D. Robertson

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

John E. Zahary is not independent. He is the CEO of Harvest Operations Corp.

(c)

Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board of Directors has determined that a majority (89%) of the directors is independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of Harvest Operations Corp. are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Issuer
M. Bruce Chernoff	Arcan Resources Ltd.
Maxim Power Corp.
BlackWatch Energy Services Corp.
West Energy Ltd.

John A. Brussa	Baytex Energy Trust
BlackWatch Energy Services Corp.
Cirrus Energy Corporation
Crew Energy Inc.
Deans Knight Income Corporation
Divestco Inc.
Enseco Energy Services Corp.
Galleon Energy Inc.
Highpine Oil & Gas Limited
Monterey Exploration Ltd.
North American Energy Partners Inc.
Energy Savings Income Fund
Orleans Energy Ltd.
Penn West Energy Trust
Progress Energy Resources Corp.
Storm Exploration Inc.
Trafalgar Energy Ltd.
Yoho Resources Inc.

Verne G. Johnson	Essential Energy Services Trust
Fort Chicago Energy Partners L.P.
Gran Tierra Energy
Suroco Energy

Hector J. McFadyen	Hunting PLC (U.K.)

William D. Robertson	Inter Pipeline Fund
Cinch Energy Corp.

Dale Blue	N/A

David J. Boone	Western Zagros Resources Ltd.

William A. Friley Jr.	N/A

John E. Zahary	N/A

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

In accordance with the mandate of the Board of Directors as well as the mandate of each of the Audit Committee, the Compensation and Corporate Governance Committee and the Reserves, Safety and Environment Committee, at the end of or during each meeting of the Board of Directors or Audit Committee, as applicable, the members of management of the Corporation who are present at such meeting may be asked to leave the meeting in order that the independent directors can discuss any necessary matters without management being present.

During 2008, the Board of Directors conducted 15 meetings, including Board committee meetings, of which all meetings included an in camera session without members of management present.

(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Board of Directors has determined that M. Bruce Chernoff, the Chairman of the Board of Directors, is independent. As the Chairman, Mr. Chernoff provides overall leadership to the Board. The Chairman maintains communication with all directors and committee chairs to co- ordinate input from directors and optimize the effectiveness of the Board and its committees. The Chairman communicates regularly with the CEO to ensure that the Board receives adequate and regular updates on all issues important to the direction of Harvest. The Chairman is also responsible for the overall management of the Board.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.

The attendance record of each of the directors of Harvest Operations Corp. is as follows:

Name of Director	Board Meetings Attended	Committee Meetings Attended
M. Bruce Chernoff	4 out of 4 (100%)	2 out of 2 (100%)
John A. Brussa	4 out of 4 (100%)	2 out of 2 (100%)
Verne G. Johnson	4 out of 4 (100%)	7 out of 7 (100%)
Hector J. McFadyen	4 out of 4 (100%)	5 out of 5 (100%)
John E. Zahary	2 out of 2 (100%)	2 out of 2 (100%)
Dale Blue	4 out of 4 (100%)	5 out of 5 (100%)
David J. Boone	3 out of 4 (75%)	4 out of 4 (100%)
William A. Friley Jr.	3 out of 4 (75%)	2 out of 2 (100%)
William D. Robertson	2 out of 2 (100%)	2 out of 2 (100%)

Note: All of the above meetings included an in camera session without members of management present.

(2)	Board Mandate

Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The mandate of the Board of Directors is attached as Appendix "C" hereto.

(3)	Position Descriptions

(a)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors as well as the Chairman of each of the Audit Committee, the Compensation and Corporate Governance Committee, and the Reserves, Safety and Environment Committee.

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and the CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed a position description for the President and Chief Executive Officer of Harvest Operations Corp. (the "CEO").

(4)	Orientation and Continuing Education

(a) Briefly describe what measures the Board takes to orient new directors regarding:

(i) the role of the Board, its committees and its directors; and

(ii) the nature and operation of the issuer's business.

The Compensation and Corporate Governance Committee has the mandate to develop for approval by the Board, an orientation and education program for new Board members in order to ensure that new directors are familiarized with Harvest's business, including Harvest's field operations, management, administration, policies and plans, and the procedures of the Board. When a new director is appointed to the Board and/or a Board Committee the director is provided with copies of Harvest's most recent Annual Report, Quarterly Report and AIF, as well as a copy of the Board Mandate and relevant Committee Mandates.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Harvest Operations Corp. encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. From time to time, Harvest organizes guest seminars for the benefit of its directors related to various relevant topics.

(5)	Ethical Business Conduct

	(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

The Board of Directors has adopted a code of ethics applicable to all members of Harvest Operations Corp., including directors, officers and employees. In addition, the Board of Directors has adopted a code of ethics specifically applicable to its senior officers. Each director, officer and employee of Harvest Operations Corp. has been provided with a copy of the applicable code of ethics. In addition, a copy of each code of ethics has been filed on SEDAR at www.sedar.com.

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Board of Directors monitors compliance with the codes of ethics by requiring each of the officers and employees of Harvest Operations Corp. to affirm in writing on hiring and annually thereafter their compliance with the applicable code of ethics.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the year ended December 31, 2008, that pertain to any conduct of a director or executive officer that constitutes a departure from the Corporation's code of ethics.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases, an independent committee may be formed to deliberate on such matters in the absence of the interested party.

	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board of Directors has also adopted a "Whistleblower Policy" wherein employees of Harvest Operations Corp. are provided with a mechanism by which they can raise concerns in a confidential and anonymous manner.

(6)	Nomination of Directors

	(a)	Describe the process by which the Board identifies new candidates for board nomination.

The responsibility for proposing new nominees to the Board falls within the mandate of the Compensation and Corporate Governance Committee. New candidates for nomination to the Board of Directors are identified and selected having regards to the strengths and constitution of the Board members and the perception of the Committee of the needs of Harvest.

(b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Compensation and Corporate Governance Committee, which has the responsibility for proposing new nominees to the Board, is comprised of John A. Brussa, M. Bruce Chernoff and William A. Friley Jr., each of whom is independent.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Compensation and Corporate Governance Committee, which has the responsibility for proposing new nominees to the Board, also assists the Board of Directors in matters pertaining to its approach to governance issues, the organization and composition of the Board of Directors, the organization and conduct of Board of Directors meetings, and the effectiveness of the Board of Directors in performing and fulfilling its responsibilities.

In addition to any other duties and authorities delegated to it by the Board from time to time, the Compensation and Corporate Governance Committee has the authority and responsibility for each of the following matters:

	(i)	annually reviewing the mandates of the Board and its committees and recommending to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

	(ii)	considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii)

preparing and recommending to the Board annually a statement of corporate governance practices to be included in Harvest's annual report or information circular as required by the Toronto Stock Exchange and any other regulatory authority;

	(iv)	making recommendations to the Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v)

reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;

(vi)

assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including considering the appropriate size of the Board;

(vii)

recommending suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Board and governing the desirable individual characteristics for directors;

	(viii)	as required, overseeing the development, for approval by the Board, an orientation and education program for new recruits to the Board;

(ix)

acting as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

		(x)	developing and recommending to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function effectively and independently of management;

		(xi)	reviewing annually the Committee's Mandate and Terms of Reference;

		(xii)	reviewing and considering the engagement at the expense of Harvest Operations Corp. of professional and other advisors by any individual director when so requested by any such director;

		(xiii)	establishing, reviewing and updating periodically a Code of Business Conduct and Ethics (the "Code") and ensuring that management has established a system to monitor compliance with this code; and

		(xiv)	reviewing management's monitoring of Harvest Operations Corp.'s compliance with the organization's Code.

(7)	Compensation

	(a)	Describe the process by which the Board determines the compensation for the issuer's directors and officers.

Compensation of Directors

The Compensation and Corporate Governance Committee reviews annually the form and amount of compensation to ensure that such compensation reflects the responsibilities and risks of being an effective director. The Compensation and Corporate Governance Committee benchmarks directors' compensation against compensation received by directors in similar positions. The Board of Directors will set director compensation based upon recommendations from this committee.

Please see pages 7 through 9 of this Information Circular for information regarding compensation of our directors.

Compensation of Officers

Please refer to the Executive Compensation section on pages 11 through 19 of this Information Circular for a discussion of the process by which the Board determines the compensation for Harvest’s officers.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Board of Directors has appointed the Compensation and Corporate Governance Committee, whose members are John A. Brussa, M. Bruce Chernoff and William A. Friley Jr., each of whom is independent.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation and Corporate Governance Committee is responsible to the Board for reviewing matters relating to the human resource policies, employee retention and short and long- term compensation of the directors, officers and employees of Harvest Operations Corp. and its subsidiaries in the context of the budget and business plan of Harvest Operations Corp. The operation of the Compensation and Corporate Governance Committee is described more fully above is sections 6, 7(a) and 7(b).

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Compensation and Corporate Governance Committee has not engaged any advisors during 2008 to assist in developing compensation for Harvest's directors and officers other than relying on the market compensation information published by Mercer.

(8)	Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Compensation and Corporate Governance Committee, the Board has also appointed a Reserves, Safety and Environment Committee.

The Reserves, Safety and Environment Committee is comprised of David J. Boone, John E. Zahary and Verne G. Johnson. The Reserves, Safety and Environment Committee's responsibilities include reviewing the annual evaluation reports on our oil and gas reserves, periodically reviewing the qualifications, experience and independence of the consulting engineering firms reporting on our oil and natural gas reserves and meeting with the engineers employed or otherwise retained by the us who prepare such reports.

The Reserves, Safety and Environment Committee is also responsible for monitoring Harvest’s performance in the areas of safety and environmental stewardship and providing strategic direction in those areas when required.

(9)	Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Compensation and Corporate Governance Committee is responsible for reviewing, on an ongoing basis, the effectiveness of the Board as a whole and its committees and the contribution and effectiveness of each individual director. The committee, which includes the Chairman of the Board, assesses the performance of each director, each committee and the Board as a whole on a regular basis, including having each director complete a yearly self-assessment and questionnaire. The Compensation and Corporate Governance Committee also annually reviews the need to recruit and recommend new candidates to fill vacancies on the Board giving consideration to their competencies, skills and personal qualities with a view of improving the overall effectiveness of the Board. The committee then recommends to the Board the nominees for election at each annual meeting.

The Compensation and Corporate Governance Committee also develops and reviews the Trust's approach to corporate governance matters and reviews, develops and recommends to the Board for approval, procedures designed to ensure that the Board can function independently of management.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2008, or in any proposed transaction which has materially affected or would materially affect Harvest or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

At no time since inception has there been any indebtedness of any director or officer of Harvest Operations Corp., or any associate of any such director or officer, to the Trust or any of its subsidiaries, including Harvest Operations Corp. or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries, including Harvest Operations Corp.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, save as is disclosed herein.

ADDITIONAL INFORMATION

We undertake to provide, upon request, a copy of our 2008 annual report, containing financial information in the management's discussion and analysis of financial condition and results of operations and the 2008 audited consolidated financial statements sections, as well as a copy of our annual information form, subsequent interim financial statements and this information circular - proxy statement. Our annual information form also contains disclosure relating to our audit committee and the fees paid to KPMG LLP in 2008. Copies of these documents may be obtained on request without charge from the Chief Financial Officer of Harvest Operations Corp. at 2100, 330 - 5th Avenue S.W. Calgary, Alberta T2P 0L4, telephone (403) 265-1178 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

The contents and the sending of this information circular – proxy statement have been approved by our directors.

Dated: March 24, 2009

APPENDIX "A"

HARVEST OPERATIONS CORP.

DESCRIPTION OF THE TRUST UNIT RIGHTS INCENTIVE PLAN

The Trust has adopted the Trust Unit Rights Incentive Plan, which permits the Board of Directors to grant non-transferable rights to purchase trust units ("Incentive Rights") to any director, officer, consultant, employee or other ongoing service provider of the Trust and its subsidiaries (referred to in the following description as "Service Providers"). The purpose of the Trust Unit Rights Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of long-term performance and contribution to the success of the Trust.

The maximum number of trust units issuable pursuant to the Trust Unit Rights Incentive Plan is a “rolling” maximum equal to 7% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding Exchangeable Securities.

The Board of Directors administers the Trust Unit Rights Incentive Plan and determines participants in such plan, numbers of Incentive Rights granted, and the terms of vesting of Incentive Rights. Substantially all Incentive Rights vest 25% per year beginning on the first anniversary of the grant date. Incentive Rights may not be assigned or transferred. The grant price of the Incentive Rights (the "Grant Price") shall not be less than the volume weighted average trading price of the trust units for the 5 trading days prior to the date of grant and the exercise price ("Exercise Price") of the Incentive Rights is calculated by deducting from the Grant Price an amount in respect of each distribution (but not exceeding the amount of the distribution) made by the Trust after the Grant Date, but only if the Trust's net operating cash flow for that month in which the distribution was made exceeds 0.833% of the Trust's recorded cost of capital assets less all debt, working capital deficiency (surplus) and debt equivalent instruments, accumulated depletion, depreciation and amortization charges, asset retirement obligations and any future income tax liability associated with such capital assets at the end of each month. In no event will the Exercise Price be less than $0.01 per trust unit. The value of one Incentive Right at any time equals the amount, if any, by which the current market price of a Trust Unit exceeds the Exercise Price.

Incentive Rights are exercisable for a maximum of five years from the date of the grant thereof and are subject to early termination upon the holder ceasing to be a Service Provider. In the case of early termination, a holder is entitled, from the date the holder ceased to be a Service Provider until the earlier of 30 days and the end of the exercise period, to exercise vested Incentive Rights. In the case of death, the estate of the holder is entitled, from the date of death until the earlier of 6 months and the end of the exercise period, to exercise vested Incentive Rights at the Exercise Price in effect at the date of death. Incentive Rights not vested at the date of early termination or at date of the holder's death are immediately null and void. Incentive Rights are not transferrable by the holder. The holder has the option to either acquire Trust Units at the exercise price or settle the value of outstanding vested Incentive Rights with either trust units and/or cash. The number of trust units to be issued to settle outstanding Incentive Rights shall be equal to the amount determined by multiplying the number of Incentive Rights by the quotient obtained by dividing the difference between the current market price of a trust unit and the Exercise Price by the current market price of a trust unit. Cash paid to settle outstanding Incentive Rights will equal the difference between the current market price of a trust unit less the Exercise Price multiplied by the number of Incentive Rights to be settled.

The number of trust units reserved for issuance pursuant to the Trust Unit Rights Incentive Plan to any one person shall not at any time exceed 5% of the aggregate number of outstanding trust units and trust units issuable upon the exchange of any outstanding exchangeable shares. The number of trust units issuable pursuant to the Trust Unit Rights Incentive Plan and all other trust unit compensation arrangements to insiders of the Trust shall not exceed 10% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares. The maximum number of trust units issuable pursuant to the Trust Unit Rights Incentive Plan to directors of the Trust and any of its affiliates, including the Corporation, who are not officers or employees of the Trust and any of its affiliates, including Harvest Operations Corp., at any time pursuant to outstanding Incentive Rights shall be limited to 1% of the number of issued and outstanding trust units at the time. In any particular calendar year, no individual director of the Trust or an affiliate of the Trust, including Harvest Operations Corp., other than a director who is an officer or employee of the Trust or an affiliate of the Trust, including Harvest Operations Corp., shall be granted Incentive Rights to the extent that the fair value of all such Incentive Rights granted in such year, when aggregated with the fair value of all Unit Awards granted in such year pursuant to the Unit Award Incentive Plan of the Trust, exceeds $100,000. For this purpose, "fair value" means the value of the Incentive Rights or Unit Awards determined at the date of grant of the Incentive Rights or Unit Awards, as applicable, using binomial option valuation methodology. The number of trust units issued within one (1) year pursuant to the Trust Unit Rights Incentive Plan and all other trust unit compensation arrangements to insiders of the Trust shall not exceed 10% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares. All unvested Incentive Rights will vest and become exercisable in the event of a change of control (as hereinafter defined). For the purposes of the Trust Unit Rights Incentive Plan, "change of control" includes: (i) a successful take-over bid pursuant to which the offeror would, as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding trust units; (ii) the issuance to or acquisition by any person, or group of persons acting in concert, of trust units that in the aggregate total 50% or more of the then issued and outstanding trust units; (iii) a change in the ownership of Harvest Operations Corp., the effect of which is that a sufficient number of voting shares necessary to elect a majority of directors are not beneficially held or under the direction or control of the Trust; (iv) a sale of assets representing at least 75% of Harvest Operations Corp.'s total assets; and (v) the termination of the Trust or a going private transaction.

The Board of Directors may, subject to stock exchange or other regulatory approval, amend or discontinue the Trust Unit Rights Incentive Plan or any Incentive Rights at any time, provided that no such amendment may increase the maximum number of trust units that may be granted under the Incentive Plan in the aggregate or to any person or group of persons, change the manner of determining the market price, extend the period during which Incentive Rights may be exercised or, without the consent of the service provider, alter or impair any Incentive Right previously granted to a service provider under the Incentive Plan and provided that any amendment to the Trust Unit Rights Incentive Plan with respect to participation in the Trust Unit Rights Incentive Plan by, or limitations on the number or value of Trust Unit Rights Incentive Rights to, directors of the Trust and any of its subsidiaries, including Harvest Operations Corp., who are not officers or employees of the Trust or any of its subsidiaries including Harvest Operations Corp., will require unitholder approval. Notwithstanding the foregoing, however, the amendment of Incentive Rights that have been granted pursuant to the Incentive Plan require only the prior approval of the Board of Directors, provided, however that amendments to Incentive Rights that have been granted pursuant to the Incentive Plan that are held by insiders and that entail a reduction in the Grant Price or an extension of the term of such Incentive Rights will require disinterested unitholder approval.

Section 613(a) of the Toronto Stock Exchange Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders. The Trust Unit Rights Incentive Plan is considered to be a security based compensation arrangement and as the maximum number of trust units issuable pursuant to such plan is not a fixed number and instead is equal to 7% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares. The Trust will not be required to seek approval of the grant of unallocated Incentive Rights under the Trust Unit Rights Incentive Plan until May 20, 2011.

APPENDIX "B"

HARVEST OPERATIONS CORP.

DESCRIPTION OF THE UNIT AWARD INCENTIVE PLAN

The Trust has adopted the Unit Award Incentive Plan, which authorizes the Board of Directors to grant unit awards ("Unit Awards") to any director, officer, employee or consultant of the Trust and its affiliates (referred to in the following description as "Service Providers"). Upon vesting, Unit Awards entitle the holder to receive the number of Harvest Units subject to the Unit Award. The purpose of the Unit Award Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of long-term performance and contribution to the success of the Trust.

The maximum number of trust units issuable pursuant to the Unit Award Incentive Plan is a “rolling” maximum equal to 0.5% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable securities.

The Board of Directors administers and determines participants in the Unit Award Incentive Plan and the number Unit Awards to be granted to participants. Unit Awards may not be assigned or transferred. Each Unit Award entitles the holder to be issued the number of trust units designated in the Unit Award. As set out in the plan, one-fourth of Unit Awards vest on each of the first, second, third and fourth anniversary dates of the date of grant. The Board may, in its sole discretion, accelerate the vesting period for all or any Unit Awards. Currently, most Unit Awards carry a vesting period as accelerated by the board of 50% per year beginning on the first anniversary of the grant date. A holder of a Unit Award may elect, subject to the consent of the Board of Directors, to receive an amount in cash equal to the aggregate current market value of the trust units to which the holder is entitled under his or her Unit Award in lieu of the issue of trust units under such Unit Award. The amount payable to the holder is based on the closing price of the trust units on the Toronto Stock Exchange on the trading day immediately preceding the issue date of the trust units. If Harvest and the holder so agree, this amount may be satisfied in whole or in part by trust units acquired by Harvest on the Toronto Stock Exchange provided that the total number of trust units that may be so acquired on the Toronto Stock Exchange within any twelve month period may not exceed 5% of the outstanding trust units at the beginning of the period and within any 30 day period may not exceed 2% of the outstanding trust units at the beginning of the period.

The Unit Award Incentive Plan provides for cumulative compounding adjustments to the number of Harvest Units to be issued on each date that distributions accrue to Harvest Units by an amount (“the Adjustment Ratio”) equal to a fraction having as its numerator the amount of the distribution per Harvest Unit multiplied by the number of Harvest Units issuable immediately prior to the ex-distribution date and having as its denominator the fair market value, as calculated under the Unit Award Incentive Plan, of the Harvest Units. The value of one Unit Award at any time equals the current market price of a Trust Unit multiplied by the Adjustment Ratio.

The maximum number of trust units reserved for issuance from time to time pursuant to the Unit Award Incentive Plan to directors of the Trust or affiliates of the Trust who are not officers or employees of Harvest Operations Corp. shall be limited to 0.1% of the number of outstanding trust units. In addition to the foregoing, in any particular calendar year, no individual director of the Trust or affiliate of the Trust, other than a director who is an officer or employee of the Trust or an affiliate of the Trust, shall be granted Unit Awards to the extent that the fair value of all such Unit Awards granted in such year, when aggregated with the fair value of all Incentive Rights granted in such year pursuant to the Trust Unit Rights Incentive Plan of the Trust, exceeds $100,000. For this purpose, "fair value" means the value of the Unit Awards or Incentive Rights determined at the date of grant of the Unit Awards or Incentive Rights, as applicable, using binomial option valuation methodology.

Unit Awards are exercisable for a maximum of four years from the date of the grant thereof. Unless otherwise provided in a particular Unit Award agreement or any written employment agreement, if a holder of a Unit Award ceases to be a service provider as a result of termination for cause, all outstanding Unit Award agreements under which Unit Awards have been made to such holder will be terminated and all rights to receive trust units thereunder, except to the extent that those rights have vested, shall be forfeited. If the holder ceases to be a service provider as a result of being terminated other than a termination for cause, effective as of the last day of any notice period applicable in respect of such termination, all outstanding Unit Award agreements under which Unit Awards have been made to such holder shall be terminated and all rights to receive trust units thereunder, except to the extent that those rights have vested, shall be forfeited, unless otherwise approved by the Board of Directors.

If a holder of Unit Awards voluntarily ceases to be a service provider for any reason other than such retirement or death, effective as of the later of: (i) last day of any notice period applicable in respect of such voluntary resignation; or (ii) the date which is thirty (30) days after the date that the holder ceases to be a service provider, all outstanding Unit Award agreements under which Unit Awards have been made to such holder shall be terminated and all rights to receive Harvest Units thereunder shall be forfeited provided, however, that notwithstanding the foregoing, the right to receive trust units under a Unit Award shall not be affected by a change of employment or term of office or appointment within or among Harvest of any of its affiliates so long as the holder continues to be a service provider. If a holder of Unit Awards ceases to be a service provider because of death, the issue date for all vested trust units awarded to such person under any outstanding Unit Award agreements shall be as of the date of death. Unit Awards are not transferrable (expect to the estate of the holder in the case of death)

No one person may be granted any Unit Award under the Unit Award Incentive Plan if such grant could result, at any time, in: (i) the number of trust units reserved for issuance pursuant to issuances under the plan and all other established or proposed trust unit compensation arrangements granted to insiders of Harvest exceeding 10% of the aggregate issued and outstanding Harvest Units; (ii) the issuance to insiders of Harvest pursuant to the Unit Award Incentive Plan and all other established or proposed trust unit compensation arrangements, within a one year period, of a number of trust units exceeding 10% of the aggregate issued and outstanding trust units; (iii) the issuance pursuant to the Plan and all other established or proposed trust unit compensation arrangements to any one insider of Harvest, or such insider's associates, within a one year period, of a number of trust units exceeding 5% of the aggregate issued and outstanding trust units; or (iv) the issuance pursuant to the Unit Award Incentive Plan to any one person of a number of trust units exceeding 5% of the aggregate issued and outstanding trust units.

In the event of a change of control (as hereinafter defined), the vesting provisions attaching to the Unit Awards are accelerated and all unexercised Unit Awards will be issued immediately prior to the date upon which the change of control is completed. In the Unit Award Incentive Plan "change of control" is defined as: (i) a successful take-over bid; (ii) any change in the beneficial ownership or control of the outstanding securities or other interests which results in a person or group of persons acting jointly or in concert or an affiliate or associate of such person or group of persons holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Trust other than as a result of a transaction or series of transactions approved by the Board of Directors unless such holding, owning or controlling exceeds 50% of the outstanding voting securities or interests of the Trust; (iii) incumbent members of the Board of Directors no longer constituting a majority of the Board of Directors; (iv) the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Trust to any person or persons other than pursuant to an internal reorganization; or (v) any determination by a majority of the Board of Directors that a change of control has occurred or is about to occur.

Harvest Operations Corp. has the right to amend from time to time or to terminate the terms and conditions of the Unit Award Incentive Plan by resolution of the Board of Directors. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Toronto Stock Exchange. Any amendment to the Unit Award Incentive Plan with respect to participation in the Unit Award Incentive Plan by, or limitations on the number or value of Unit Awards made to, directors of the Trust or affiliates of the Trust who are not officers or employees of the Trust or affiliates of the Trust will require unitholder approval. Any amendment to the Unit Award Incentive Plan shall take effect only with respect to Unit Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Unit Awards with the mutual consent of HOC and the service providers to whom such Unit Awards have been made.

Section 613(a) of the Toronto Stock Exchange Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders. The Unit Award Incentive Plan is considered to be a security based compensation arrangement and as the maximum number of trust units issuable pursuant to such plan is not a fixed number and instead is equal to 0.5% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding Exchangeable Securities. The Trust is not required to seek approval of the grant of unallocated Unit Awards under the Unit Award Incentive Plan until May 20, 2011.

APPENDIX "C"

HARVEST OPERATIONS CORP.

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of Harvest Operations Corp. ("HOC" or the "Corporation") is responsible for the stewardship of the Corporation, the other subsidiaries of Harvest Energy Trust ("the Trust") and the Trust to the extent delegated to the Corporation under the Trust Indenture (hereinafter collectively referred to as "Harvest"). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Harvest. In general terms, the Board will:

  in consultation with the President and CEO of HOC, define the principal objective(s) of Harvest;
  supervise the management of the business and affairs of Harvest with the goal of achieving Harvest's principal objective(s) as defined by the Board;
  discharge the duties imposed on the Board by applicable laws; and
  for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

(1)	require Management to present annually to the Board a longer range strategic plan and a shorter range business plan for Harvest's business, which plans must:

(a) be designed to achieve Harvest's principal objectives;

(b) identify the principal strategic and operational opportunities and risks of Harvest's business, and

(c) be approved by the Board as a pre-condition to the implementation of such plans;

(2)	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

(3)	identify the principal risks of Harvest's business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

(4)	approve the annual operating and capital plans;

(5)	approve acquisitions and dispositions in excess of a pre-determined limit;

(6)	approve the establishment of credit facilities;

(7)	approve issuances of additional trust units or other securities to the public;

(8)	monitor Harvest's progress towards its goals, and revise and alter its direction through management in light of changing circumstances.

Management and Organization

(1)	monitor overall human resources policies and procedures, including compensation and succession planning;

(2)	approve the distribution policy of Harvest;

(3)	appoint the President and CEO and determine the terms of the President and CEO's employment with Harvest;

(4)	in consultation with the President and CEO, develop a position description for the President and CEO;

(5)	in consultation with the President and CEO, establish the limits of management's authority and responsibility in conducting Harvest's business;

(6)	in consultation with the President and CEO, appoint all officers of HOC and approve the terms of each officer's employment with HOC;

(7)	receive annually from the Compensation & Corporate Governance Committee its evaluation of the performance of each senior officer;

(8)	develop a system under which succession to senior management positions will occur in a timely manner;

(9)	approve any proposed significant change in the management organization structure of Harvest;

(10)	in consultation with the President and CEO, establish a communications policy for Harvest;

(11)	provide general advice and guidance to management.

Finances and Controls

(1)	use reasonable efforts to ensure that Harvest maintains appropriate systems to manage the risks of Harvest's business;

(2)	monitor the appropriateness of Harvest's capital structure;

(3)	ensure that the financial performance of Harvest is properly reported to unitholders, other security holders and regulators on a timely and regular basis;

(4)

in consultation with the President and CEO, establish the ethical standards to be observed by all officers and employees of HOC and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

(5)	require that the President and CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by HOC and its officers and employees;

(6)	require that the President and CEO institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;

(7)	review and approve material contracts to be entered into by Harvest;

(8)	recommend to the unitholders of Harvest a firm of chartered accountants to be appointed as Harvest's auditors;

(9)

take all necessary actions to gain reasonable assurance that all financial information made public by Harvest (including Harvest's annual and quarterly financial statements) is accurate and complete and represents fairly Harvest's financial position and performance.

Governance

(1)	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

(2)	facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

	(a)	selecting from nominees made by independent directors for election to the Board;

	(b)	appointing a Chairman of the Board who is not a member of management;

	(c)	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate and in compliance with corporate governance regulations;

	(d)	defining the mandate of each committee of the Board;

(e)

ensuring that processes are in place and are utilized to assess the size of the Board, the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director,

	(f)	reviewing the orientation and education program for new (and existing) members to the Board to ensure that it is adequate and effective; and

	(g)	establishing a system to enable any director to engage an outside adviser at the expense of Harvest.

(3)	review annually the adequacy and form of the compensation of directors.

Delegation

The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Meetings

(1)	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chairman;

(2)	Minutes of each meeting shall be prepared;

(3)	The President and CEO or his/her designate(s) may be present at all meetings of the Board;

(4)	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board;

(5)	The Board shall implement medium(s) to solicit feedback from stakeholders;

(6)	At the end of each meeting independent members have the option to meet without non-independent directors and management present.

FINANCIAL STATEMENT REQUEST FORM

TO: NON-REGISTERED UNITHOLDERS

In accordance with securities regulations, Harvest Energy Trust will send its annual financial statements and quarterly financial statements (including the related MD & A) only to those non-registered holders of trust units of Harvest Energy Trust who request to receive such documents.

Therefore, we are writing to ask you if you would like to receive these documents by mail.

If you are interested in receiving such mailings, please complete and return this form:

☐	Mark this box if you wish to receive quarterly financial statements and related “MD&A” by mail.

☐	Mark this box if you wish to receive annual financial statements and related “MD&A” (and annual reports) by mail

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.harvestenergy.ca

As long as you remain a non-registered unitholder, you will be asked to renew your requests to receive interim financial statements and annual financial statements and related “MD&A” each year.

Name: (Please Print)

Address:

Postal Code:

Signature:	Date:

CUSIP: 41752X 101

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW:

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1 CANADA
Fax: 403-233-2857